1.

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009901

March 2, 2004

Rebecca C. Reed
Senior Vice President,
General Counsel and Secretary
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2004

Re: Churchill Downs Incorporated
Incoming letter dated January 23, 2004

Dear Ms. Reed:

This is in response to your letter dated January 23, 2004 concerning the shareholder proposal submitted to Churchill Downs by Elaine S. Puricelli. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

Cc: Elaine S. Puricelli
12405 Strangford Place
Richmond, VA 23233-3562

20212

CHURCHILL DOWNS
INCORPORATED

REBECCA C. REED
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

January 23, 2004

VIA UPS NEXT DAY AIR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Churchill Downs Incorporated - Shareholder Proposal Submitted by Ms. Elaine S. Puricelli

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, Churchill Downs Incorporated, a Kentucky corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "2004 Proxy Materials") for its 2004 Annual Meeting of Shareholders, a proposal submitted by Ms. Elaine S. Puricelli ("Proponent"), a shareholder of the Company. The proposal consists of imposing "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event" (the "Proposal").

This letter constitutes the Company's statement of reasons for omitting the Proposal from its 2004 Proxy Materials. As required by Rule 14a-8(j)(2)(iii) enclosed please find the supporting legal opinion of Wyatt, Tarrant & Combs, LLP, as counsel to the Company and attorneys duly licensed to practice in the Commonwealth of Kentucky, the Company's jurisdiction of incorporation.

In accordance with Rule 14a-8(j), the Company is filing with the Securities and Exchange Commission (the "SEC") six (6) copies of:

- Proponent's letter to the Company dated November 10, 2003 detailing the Proposal;
- all correspondence between the Company and Proponent related to the Proposal;
- supporting legal opinion of Wyatt, Tarrant & Combs, LLP, as counsel for the Company; and

- this letter from the Company to the SEC setting forth each basis on which the Company believes the Proposal may be properly excluded from its 2004 Proxy Materials.

Please acknowledge receipt of this filing by file stamping the enclosed additional copy of this letter and returning it to the Company in the enclosed self-addressed, stamped envelope. Also in accordance with Rule 14a-8(j), we are mailing, on this date, a copy of this letter and all enclosures to Proponent, informing Proponent of the Company's intention to exclude the Proposal from its 2004 Proxy Materials.

The Company plans to file its 2004 Proxy Materials with the SEC on or about April 27, 2004. As required by Rule 14a-8(j), this letter is being submitted not fewer than eighty (80) days before the Company's 2004 Proxy Materials filing date.

The Company believes that the Proposal should be excluded from the its 2004 Proxy Materials on the following grounds, each of which is discussed in detail below:

- under Rule 14a-8(i)(2), because the Proposal if implemented would cause the Company to violate federal and state law;

- under Rule 14a-8(i)(3), because the Proposal is so vague and indefinite that it is misleading under Rule 14a-9;

- under Rule 14a-8(i)(4), because the proposal relates to redress of Proponent's personal grievance against a third party; and

- under Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations and does not address a significant social issue.

The Company, therefore, respectfully requests the concurrence of the Staff of the SEC's Division of Corporation Finance that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2004 Proxy Materials.

I. BACKGROUND AND PROPOSAL

The Company is involved in all aspects of the thoroughbred horse racing business, including the ownership and operation of racetracks, off-track betting facilities, and a simulcast network. The Company's Churchill Downs racetrack is the host of The Kentucky Derby, the first race of the Triple Crown Challenge. The other two races in the Triple Crown Challenge, The Preakness Stakes and The Belmont Stakes, are hosted by racetracks owned by entities in which the Company does not have an interest.

Proponent proposes that the Company impose "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event." The Proposal was apparently prompted by Proponent's view of Japanese horse owners' "lack of a thoroughbred retirement program" and "the heartless and crude method of destruction of the 1986 Kentucky Derby winning horse, Ferdinand." The goal of the Proposal, according to Proponent, is to send a clear message "to Japanese horse owners that, first, an aggressive retirement program for their thoroughbreds needs to be initiated and secondly, horse lovers around the globe are responding to their lack of taste in the method of destruction of Ferdinand."

II. THE COMPANY'S REASONS FOR EXCLUSION OF THE PROPOSAL FROM ITS 2004 PROXY MATERIALS UNDER RULE 14a-8(i)

A. <u>The Proposal should be excluded under Rule 14a-8(i)(2) because if implemented it will violate federal and state law</u>

Rule 14a-8(i)(2) allows a company to omit a shareholder proposal from its proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state [or] federal ... law to which it is subject." The Staff of the SEC's Division of Corporation Finance has consistently taken the position that proposals that would violate state or federal law in general, and proposals that would result in discrimination prohibited by law in particular, are excludable under Rule 14a-8(i)(2). <u>See</u>, <u>e.g.</u>, Wang Laboratories, Inc., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 846 (August 11, 1992) (allowing the exclusion of a proposal advocating the inclusion of more women on the company's board of directors because the proposal, if implemented, would violate Title VII of the Civil Rights Act) and Iowa Resources Inc., SEC No-Action Letter, 1983 SEC No-Act. LEXIS 1728 (January 26, 1983) (allowing the exclusion of a proposal to require the nomination of at least one person of a different sex and at least one person of a different race from those persons then serving on the company's board of directors because the proposal, if implemented, would violate Title VII of the Civil Rights Act).

[1] *Violation of Federal Law*

Federal law mandates that

> [a]ll persons within the jurisdiction of the United States shall have the same right in every State and Territory to make and enforce contracts, to sue, be parties, give evidence, and to the full and equal benefit of all laws and proceedings for the security of persons and property enjoyed by white citizens, and shall be subject to like punishment, pains, penalties, taxes, licenses, and exactions of every kind, and to no other.

42 U.S.C.A. § 1981(a) (2003). "'Make and enforce contracts' includes the making, performance, modification, and termination of contracts, and the enjoyment of all benefits, privileges, terms,

and conditions of the contractual relationship." 42 U.S.C.A. § 1981(b). Section 1981 applies to non-governmental, i.e. private, discrimination. 42 U.S.C.A. § 1981(c).

The United States Supreme Court has made it clear that "[a]lthough § 1981 does not itself use the word 'race,' the Court has construed the section to forbid all 'racial' discrimination in the making of private as well as public contracts." Saint Francis College v. Al-Khazraji, 481 U.S. 604, 609 (1987) (citing Runyon v. McCrary, 427 U.S. 160, 168, 174-175 (1976)). The Court clarified that racial discrimination also includes "discrimination solely because of [a person's] ancestry or ethnic characteristics." Saint Francis College, 481 U.S. at 613. While 42 U.S.C.A. § 1981 does not prohibit discrimination based on citizenship, "the line between discrimination based on 'ancestry or ethnic characteristics'... and discrimination based on 'place or nation of ... origin' ... is not a bright one... Often ... the two are identical as a factual matter: one was born in the nation whose primary stock is one's own ethnic group." Saint Francis College, 481 U.S. at 614 (Brennan, J., concurring).

In addition, Title II of the Civil Rights Act prohibits the denial of person's right "to the full and equal enjoyment of the goods, services, facilities, privileges, advantages, and accommodations of any place of public accommodation ... without discrimination or segregation on the ground of race, color, religion, or national origin." 42 U.S.C.A. § 2000a(a) (2003) and 42 U.S.C.A. § 2000a-2 (2003). A place of public accommodation includes any "sports arena, stadium or other place of exhibition or entertainment" that affects commerce. 42 U.S.C.A. § 2000a(b)(3). A place of public accommodation affects commerce if, among others, "it customarily presents ... performances, athletic teams, exhibitions, or other sources of entertainment which move in commerce." 42 U.S.C.A. § 2000a(c)(3). Finally, "'commerce' means travel, trade, traffic, commerce, transportation, or communication among the several States..., or between any foreign country ... and any State..." 42 U.S.C.A. § 2000a(c).

The Company understands and shares Proponent's concern for the humane treatment of thoroughbred horses. However, the Proposal submitted to the Company is not a way to deal with this issue. In addition to the potential negative public relations and business repercussions against the Company for openly discriminating against Japanese persons, the Proposal, if implemented, would cause the Company to violate 42 U.S.C.A. § 1981. When an owner enters and races a horse in a race at a Company racetrack, a business and contractual relationship between the two is established as evidenced by the conditions of the race. A copy of the conditions for the 2004 Kentucky Derby is enclosed for reference purposes. Banning Japanese horse owners from entering a horse in a Kentucky Derby/Triple Crown race at a Company racetrack would result in the Company choosing with whom to contract and do business on the basis of the person's ancestry or ethnic characteristics, conduct that is clearly impermissible and unlawful under 42 U.S.C.A. § 1981.

The Proposal, if implemented, would also cause the Company to violate 42 U.S.C.A. § 2000a-2. The Company's Churchill Downs racetrack would be deemed a place of public accommodation under 42 U.S.C.A. § 2000a(b)(3) and (c)(3) because (1) it would qualify as a stadium or other place of exhibition or entertainment, and (2) its racing products, including simulcasting and off-track betting, move in commerce both domestically between states as well as internationally. See also the discussion of violation of state law in Section II.A.[2] below. Implementing the Proposal would deny Japanese horse owners their statutory right to full and equal enjoyment of the goods, services, privileges and advantages offered by the Company to other horse owners on the basis of race, color or national origin, and would be clearly impermissible and unlawful under 42 U.S.C.A. § 2000a and 42 U.S.C.A. § 2000a-2.

[2] *Violation of State Law*

The Proposal, if implemented, would also cause the Company to violate Kentucky state law. Under Kentucky law, "it is an unlawful practice for a person to deny an individual the full and equal enjoyment of the goods, services, facilities, privileges, advantages, and accommodations of a place of public accommodation, resort, or amusement ... on the ground of disability, race, color, religion, or national origin." KY. REV. STAT. ANN. § 344.120 (Michie 1997 & Supp. 2003). "'[P]lace of public accommodation, resort, or amusement' includes any place, store, or other establishment, either licensed or unlicensed, which supplies goods or services to the general public or which solicits or accepts the patronage or trade of the general public..." KY. REV. STAT. ANN. § 344.130 (Michie 1997 & Supp. 2003). Although Kentucky court have not addressed the issue, courts from other jurisdictions are in agreement that racetracks are places of public accommodation. See generally Annotation, What Businesses or Establishments Fall Within State Civil Rights Statute Provisions Prohibiting Discrimination, 87 A.L.R.2d 120, § 6[b] (1963).

Kentucky courts have not addressed the applicability of KY. REV. STAT. ANN. § 344.120 to attempts by racetracks to exclude horse owners from entering their horses in races conducted on their premises. However, in a case involving the Company, but unrelated to the Proposal, the Kentucky Court of Appeals acknowledged that "racetrack proprietors [possess] a common law right to exclude a prospective patron for any reason, provided the exclusion is not based on the person's race, creed, color, or national origin." James v. Churchill Downs, Inc., 620 S.W.2d 323, 324 (Ky. Ct. App. 1981) (citations omitted) (emphasis added).

The Company supplies services to the general public and solicits and accepts the patronage of the general public in two ways: first, by providing venues for the general public to watch, bet on and enjoy thoroughbred horse racing at its racetracks, and second, by providing venues for thoroughbred horse owners to enter their horses into various races. Thus, the Company would be deemed a "place of public accommodation" and would be subject to the anti-discrimination provisions of KY. REV. STAT. ANN. § 344.120.

Implementing the ban suggested by Proponent would cause the Company to deny to Japanese thoroughbred horse owners the "full and equal enjoyment of the ... services, facilities, privileges, advantages, and accommodations" it offers to other horse owners entering horses in races at the Company's racetracks. Under the Proposal, such denial will be based on nothing more than the horse owner's race, color or national origin. The blatant discrimination by the Company against Japanese horse owners that will result if the Proposal is implemented would be a clear violation of Kentucky law.

Because the Proposal suggested by Proponent would violate federal law and Kentucky state law, the Company should be allowed to exclude the Proposal from its 2004 Proxy Materials under Rule 14a-8(i)(2).

B. The Proposal should be excluded under Rule 14a-8(i)(3) because it is misleading and violates the Proxy Rules

Rule 14a-8(i)(3) allows a company to omit a shareholder proposal from its proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff of the SEC's Division of Corporation Finance has on numerous occasions allowed the exclusion under Rule 14a-8(i)(3) of a proposal that is so vague and indefinite that it is inherently misleading, because neither the voting shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the proposal were adopted. See, e.g., Woodward Governor Company, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 789 (November 26, 2003) (proposal related to implementing a compensation policy for upper management based on "stock growth") and The Proctor & Gamble Company, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 768 (October 25, 2002) (proposal requesting that the board of directors create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies).

The Proposal in the present case suggests imposing "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event." While the period of the ban, the types of races covered and the facilities are reasonably well identified in the Proposal, it cannot be determined with any reasonable amount of certainty what "Japanese horse owners" means. Does it include Japanese born United States of America ("U.S.") citizens and/or permanent residents? Does it include U.S. incorporated entities wholly owned by Japanese citizens? Does it include U.S. incorporated entities that are partly owned by Japanese citizens? What is the ownership level threshold for partial ownership of U.S. incorporated entities by Japanese citizens? Does the Proposal include entities incorporated in Japan? Does it include the U.S. subsidiaries of Japanese entities? What if the Japanese entity is only part owner of the U.S. subsidiary? What if a Japanese owner has an interest in a horse? Does any Japanese ownership interest give rise to the ban? Or is there a minimum percentage ownership that must exist to trigger the ban?

As is evident from the preceding discussion, the Proposal is so vague and indefinite that the shareholders and the Board of Directors of the Company would not be able to determine, with any reasonable amount of certainty, what action should be taken if the Proposal were adopted. The shareholders and the Company's Board of Directors must determine what a "Japanese horse owner" is and what constitutes "ownership" without guidance from the Proposal, and such determination would necessarily be subject to differing interpretations. Therefore, the Proposal is materially misleading under Rule 14a-9 and should be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

C. The Proposal should be excluded under Rule 14a-8(i)(4) because it relates to redress of a personal grievance of Proponent against a third party

A company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(4) "[i]f the proposal relates to the redress of a personal ... grievance against the company or any other person..." The Staff of the SEC's Division of Corporation Finance has allowed the exclusion under Rule 14a-8(i)(4) of shareholder proposals that seek redress of a personal grievance of the shareholder. See, e.g., Sara Lee Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 693 (August 10, 2001) (allowing the exclusion of a proposal that sought to redress a personal grievance). "[A] proposal, despite its being drafted in a such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now (i)(4)], when it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance..." Exchange Act Release 34-19135 (October 14, 1982).

The issue of the humane treatment of thoroughbred horses is important to and supported by the Company. However, the Proposal does little, if anything, to address that issue. It simply reflects Proponent's personal grievance with specific Japanese horse owners over their alleged treatment of horses and, in particular, with the owner of 1986 Kentucky Derby winner, Ferdinand, over the manner in which the horse was destroyed. Inhumane treatment of horses is not confined to one particular geographic region, nation, race or ethnic group. The Proposal will have little or no effect on the inhumane treatment of horses because it will exclude from races Japanese owners who in fact treat their horses appropriately while having no effect on non-Japanese owners who may mistreat their horses. In fact, the Proposal does not attempt to address the inhumane treatment of horses generally; rather it focuses on how horses that win the Kentucky Derby deserve to be treated differently than other horses. The only effect of the Proposal, if implemented, will be to provide redress for Proponent's personal grievance against certain Japanese thoroughbred horse owners while failing to address the issue of humane treatment of horses. Consequently, the Company should be allowed to exclude the Proposal from its 2004 Proxy Materials.

D. The Proposal should be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and does not relate to a significant social issue

Under Rule 14a-8(i)(7), a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (May 21, 1998).

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (emphasis added).

Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff of the SEC's Division of Corporation Finance has recognized that a company's selection of and business dealings with vendors and suppliers are matters relating to the conduct of ordinary business operations. See Dayton Hudson Corp., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 347 (March 12, 1996) (allowing exclusion in part on the ground that the proposal related to policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 981 (December 28, 1995) (allowing exclusion where the proposal related in part to the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 574 (April 10, 1992) (allowing exclusion where the proposal touched in part on the practices and policies for selecting suppliers of goods and services); Wal-Mart Stores, Inc., SEC No-Action Letter, 1991 SEC No-Act. LEXIS 572 (April 10, 1991) (allowing the omission of the proposal, noting that "the proposal involves a request in part for detailed information on the [c]ompany's practices and policies for selecting suppliers of goods and services").

In a manner similar to the proposals addressed in the no-action letters above, the Proposal in the present case attempts to impose on the Company additional criteria as to who can and who cannot enter horses in certain races on Company racetracks. The nomination and selection of thoroughbred horses for racing in the Kentucky Derby and other Triple Crown race events involves a number of factors established by the Company as well as factors established jointly by the Company, the Maryland Jockey Club of Baltimore City, Inc. and the New York Racing Association Inc. through their joint venture, Triple Crown Productions, LLC. These factors are set forth in the conditions discussed above and enclosed herewith. The establishment of these factors and the Company's overall policies relating to races on its racetracks are an integral part of the Company's ordinary business operations, and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight.

The exclusion of the Proposal should not be affected by the significant social issue exception to Rule 14a-8(i)(7). While the Company supports the humane treatment of retired thoroughbred horses, the Proposal does little, if anything, to address that issue. As already mentioned above, inhumane treatment of horses is not confined to one particular geographic region, nation, race or ethnic group. It is preposterous to think that just because an owner is Japanese, that owner will necessarily mistreat the owner's horses. The Proposal would have little or no effect on the inhumane treatment of horses because it would exclude from races Japanese owners who in fact treat their horses appropriately while imposing no penalty on non-Japanese owners who may mistreat their horses.

Because the Proposal attempts to micromanage the business of the Company, relates to the Company's ordinary business operations and does not raise a significant social issue, the Company should be permitted to omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(7).

III. CONCLUSION

The Company believes that it should be allowed to exclude the Proposal because it (1) if implemented will violate 42 U.S.C.A. § 1981, Title II of the Civil Rights Act, KY. REV. STAT. ANN. § 344.120 and the common law of the Commonwealth of Kentucky, (2) is so vague and indefinite as to be materially misleading under Rule 14a-9, (3) relates to redress of a personal grievance of Proponent against certain Japanese horse owners, and (4) relates to the Company's ordinary business operations and does not address a significant social issue.

The Company respectfully requests that the Staff of the SEC's Division of Corporation Finance confirm, at its earliest convenience, that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials.

Please do not hesitate to contact me if you have any questions or need additional information. My telephone number is 502-636-4429.

Respectfully Submitted,

CHURCHILL DOWNS INCORPORATED

Rebecca C. Reed/sc

Rebecca C. Reed
Senior Vice President,
General Counsel and Secretary

Enclosures

cc: Ms. Elaine S. Puricelli (w/ encl.)
12405 Strangford Place
Richmond, Virginia 23233-3562

L:\Proxy 2004\SEC No Action Letter-1-23-04-Request Shar
eholder Proposal-Proxy.DOC

WYATT
WYATT, TARRANT & COMBS, LLP

500 West Jefferson Street, Suite 2800
Louisville, Kentucky 40202-2898
502.589.5235
Fax: 502.589.0309

January 23, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Churchill Downs Incorporated -- Shareholder Proposal Submitted by Ms. Elaine S. Puricelli

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, Churchill Downs Incorporated, a Kentucky corporation (the "Company"), by letter dated the date hereof (the "No-Action Letter"), provided notice to the Securities and Exchange Commission of its intention to omit from its proxy statement and form of proxy (collectively, the "2004 Proxy Materials") for its 2004 Annual Meeting of Shareholders, a proposal submitted by Ms. Elaine S. Puricelli ("Proponent"). The proposal consists of imposing "a 10-year ban ... upon any and all Japanese horse owners attempting to enter their horse in a [Company] facility for a Kentucky Derby/Triple Crown race event" (the "Proposal").

We have acted as counsel to the Company in connection with the preparation of the No-Action Letter, and as required by Rule 14a-8(j)(2)(iii), this letter constitutes the supporting legal opinion of counsel as to matters of Kentucky law, and we do not express any opinion concerning any other law.

We have made such investigations of law as, in our judgment, were necessary to render the following opinion. As to certain facts material to our opinion, we have relied, with your permission and without independent inquiry, upon statements, certificates or representations, including those made in the No-Action Letter, of officers and other representatives of the Company.

Based upon and subject to the foregoing and the further qualifications set forth below, we are of the following opinion as of the date hereof. While there are no reported cases in Kentucky construing the following Kentucky statute in the context of facts similar to the Proposal, we believe that if the Proposal were before a Kentucky court of competent jurisdiction, such court would conclude that the Proposal, if implemented as proposed by the Proponent, would violate KY. REV. STAT. ANN. §344.120, making it "an unlawful practice for a person to deny an individual the full and equal enjoyment of the goods, services, facilities, privileges, advantages, and accommodations of a place of public accommodation, resort, or amusement ... on the ground of disability, race, color, religion, or national origin." KY. REV. STAT. ANN. § 344.120 (Michie 1997 & Supp. 2003). In addition, we believe that the Proposal, if implement as proposed by the Proponent, would be unlawful under the rationale of James v. Churchill Downs, Inc., 620 S.W.2d 323 (Ky. Ct. App. 1981).

We express no opinion as to the Company's compliance with any Federal or state law relating to its legal or regulatory status or the nature of its business. The applicability of the Kentucky statute which is the subject of the opinion expressed herein may be limited by applicable laws or judicial decisions governing such provisions.

This opinion is rendered to you solely pursuant to Rule 14a-8(i)(2)2(iii). As such, it may be relied upon by you and the Company only and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent. We assume no obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.

Very truly yours,

WYATT, TARRANT & COMBS, LLP

Wyatt, Tarrant & Combs, LLP

15147999.1

12405 Strangford Place
Richmond, Virginia 23233-3562
November 10, 2003

Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

Greetings:

The following letter represents a proposal subject to fellow shareholders' approval. It is expected by me that this proposal will be voted upon during the annual shareholders' Meeting, June 2004.

In light of the widely known lack of a thoroughbred retirement program by Japanese horse owners, and with the heartless and crude method of destruction of the 1986 Kentucky Derby winning horse, Ferdinand, an immediate consequence should be directed toward the Japanese racing community. In my opinion it is appropriate to send a consequence from the track on which this horse gained infinite fame as winning the Kentucky Derby should be the most important moment in a racing thoroughbred's life.

It is proposed by me, that a 10-year ban be imposed upon any and all Japanese horse owners attempting to enter their horse in a Churchill Downs Incorporated facility for a Kentucky Derby/Triple Crown race event. No Japanese entry should occur for a period of ten years for this particular stakes race.

While this proposal seems harsh and restrictive, a clear message needs to be sent to Japanese horse owners that, first, an aggressive retirement program for their thoroughbreds needs to be initated and secondly, horse lovers around the globe are responding to their lack of taste in the method of destruction of Ferdinand earlier this year.

Thank you for your assistance,
Elaine S. Puricelli
Elaine Snider Puricelli

CHURCHILL DOWNS
INCORPORATED

REBECCA C. REED
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

November 20, 2003

Via UPS Next Day Air and
Certified Mail - Return Receipt Requested

Ms. Elaine S. Puricelli
12405 Strangford Place
Richmond, Virginia 23233-3562

Dear Ms. Puricelli:

We write in response to your letter dated November 10, 2003, stating that it "represents a proposal subject to fellow shareholders' approval." Under Rule 14a-8 of the Securities and Exchange Commission ("SEC"), we are requesting verification that you are eligible under the SEC's rules to submit a shareholder proposal. To be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of Churchill Downs Incorporated's common stock for at least one year by the date you submit your proposal. In addition, you must continue to hold those shares through the date of the annual meeting of shareholders of Churchill Downs Incorporated. Your name does not appear in the Company's records as a shareholder.

You may demonstrate your eligibility by submitting to us the following:

- A written statement from the "record" holder of your shares of Churchill Downs Incorporated common stock (usually a broker or bank) verifying that, at the time you submitted your letter dated November 10, 2003, you continuously held the required number of securities for at least one year; and

- Your written statement that you intend to continue ownership of the shares through the date of the Company's annual meeting of shareholders.

For your convenience, we enclose a copy of SEC Rule 14a-8. The SEC rules require you to respond to this notice within 14 calendar days from your receipt of this notice. Your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notice.

Very truly yours,

CHURCHILL DOWNS INCORPORATED

By: Rebecca C. Reed

Rebecca C. Reed, General Counsel

Patient First
Medical Centers

GENITO CENTER
11020 HULL STREET ROAD, MIDLOTHIAN, VA 23112
TEL-804.744.6310 FAX-804.744.9199
www.patientfirst.com

F A C S I M I L E

TO: Ms. Rebecca Reed	FROM: Elaine Puriath
FAX NUMBER:	TOTAL PAGES: [including cover]
PHONE NUMBER:	DATE: 12-01-03

MESSAGE: ☐ URGENT ☐ REPLY ASAP ☐ FOR YOUR REVIEW ☐ PLEASE COMMENT

attn: Ms. Reed.

12405 Strangford Place
Richmond, Virginia 23233-3562
November 26, 2003

Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

Greetings:

This letter is in response to a message received from your office requiring that I provide proof of ownership of my shares of C.D.I. common stock. Please note that attached you'll find a document sent to me entitled "ML Access." This letter was provided to me from Merrill Lynch by the administrator of my brokerage account. Please know that C.D.I. is free to contact Mrs. Anita Bost at Merrill Lynch in Richmond at 1-804-780-1402 if any further proof of my ownership is required. Mrs. Bost is aware of this inquiry. Please note the initial date of purchase of C.D.I. shares on July 30, 2002. I presently own 300 shares of common stock in C.D.I. This proof of ownership of shares of C.D.I. is required in order to verify my eligibility for submitting a proposal to C.D.I. during the June 2004 shareholders' meeting.

This letter will also confirm that I intend to hold my shares of common stock throughout the period of the shareholders' meeting in June, and in fact, for decades to come.

I am proud to own my shares of stock in C.D.I. as an investor and as someone who wishes to be part of the rich history of this racetrack and the track's future. Please contact me if more validation of ownership is required in order for my proposal to proceed.

Sincerely,

Elaine S. Puricelli
Elaine S. Puricelli

ML Access

FUNCTION SELECT 75876684 PW

11:05 11/24/03 PG 1

FWR FINANCIAL CONSULTANTS COB 11/22/03

SECURITY DETAIL FC: 7788

ACCT: 758-76684 ELAINE S PURICELLI IRRA (804) 346-3300

DESC: CHURCHILL DOWNS INC SYM: CHDN QRQ: SEC NO: 16910

CURR POS: 245 MKT VAL: 8,646.05

CURR PX: 35.2900 STRATEGY: TECH:

	DATE	TYPE	SOL	QTY	PRICE	NET AMOUNT	COMMENT
1	07/30/03	BOT	N	100	37.9200	3,895	
2	07/30/03	BOT	N	40	38.0000	1,559	
3	06/06/03	BOT	N	20	36.9700	794	
→ 4	07/30/02	BOT	N	85	39.1600	3,423	

TOTAL BUYS 245 TOTAL DEBITS

TOTAL SELLS TOTAL CREDITS

FOR INFORMATION PURPOSES ONLY - ACCOUNT STATEMENT IS OFFICIAL RECORD <END>

ACTION

Clear Enter

Merrill Lynch

We confirm the following transaction subject to the agreement on the reverse side hereof.

ACCOUNT NUMBER	TRADE DATE	YOU	QUANTITY	PRICE	AMOUNT
758-76684	11/24/2003	BOUGHT	55	36.82	2025.10

PROCESSING FEE	5.35
SEC. EXCH. COMM. FEE	
ACCRUED INTEREST/DIVIDEND	
CHARGE OR MARK-UP/DOWN	73.51
NET AMOUNT	2103.96
SETTLEMENT DATE	11/28/2003

SECURITY DESCRIPTION

CHURCHILL DOWNS INC
WE MAKE A MARKET IN THIS ISSUE UNSOLICITED ORDER

DIVIDEND REINVESTMENT CAN BE AN EFFECTIVE WAY OF INCREASING LONG-TERM PORTFOLIO PERFORMANCE. FOR ELIGIBLE STOCKS, MERRILL LYNCH OFFERS THIS SERVICE FREE OF CHARGE TO CMA, CBA, EAA AND RETIREMENT ACCOUNT CLIENTS THROUGH OUR REINVESTMENT POWER SM SERVICE. PLEASE CONTACT YOUR FINANCIAL CONSULTANT OR CLIENT SERVICE REPRESENTATIVE TO ENROLL TODAY.

ML SYMBOL CHDN

OFFICE SERVING YOUR ACCOUNT
707 E MAIN ST 6TH FL POB 1899
RICHMOND, VA 23218
804-780-1400

CUSIP # 171484108
F/C # 7788 SEC. # 16910

********AUTO**ALL FOR AADC 230
TRA705 0043854 T164 P283
MLPF& S CUST FPO
ELAINE S PURICELLI IRRA
FBO ELAINE S PURICELLI
12405 STRANGFORD PL
RICHMOND VA 23233

043854

EXECUTED O.T.C.
WE ACTED AS PRINCIPAL

111185

Please write your account number shown above on the face of your check, money order or correspondence and forward to the office serving your account.

CODE 6052 (F2-03)

If you have moved or plan to move, notify your Financial Consultant of your new address.

Payment for securities or other investment purchases, and delivery of securities or other investment instruments sold, are due on SETTLEMENT DATE unless otherwise indicated by a DATE DUE. Delivery on or before settlement date will avoid premium charges. Please preserve this confirmation for income tax purposes.

VISA TRIPLE CROWN® NOMINATION FORM 2004

PLEASE PRINT CLEARLY • FEE MUST ACCOMPANY FORM

OWNER (AS YOU WISH TO APPEAR ON OFFICIAL PUBLICATIONS) ______ PHONE (   ) ______

PERMANENT ADDRESS: ______ CITY: ______ STATE ______ ZIP ______

TRAINER: ______ PHONE (   ) ______

NAME OF HORSE	COLOR	SEX	AGE	SIRE	DAM	BREEDER NAME	STATE BRED
			3				
			3				
			3				
			3				

SIGN HERE

I NOMINATE THE ABOVE-DESCRIBED HORSE(S) SUBJECT TO THE CONDITIONS ESTABLISHED BY EACH OF THE ASSOCIATIONS FOR ITS RACE AND THE CONDITIONS PRINTED ON THE REVERSE OF THIS FORM, ALL OF WHICH ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE. I HAVE READ AND UNDERSTAND THE RELEASE PROVISIONS INCLUDED IN SUCH CONDITIONS.

SIGNATURE ______

NOTE: OWNER OR AUTHORIZED, UNQUALIFIED AND UNLIMITED AGENT MUST SIGN THIS FORM FOR THE NOMINATION TO BE VALID.

☐ Owner ☐ Syndicate Manager ☐ Authorized Agent

Phone: (______) ______

PAYMENT METHOD

☐ Visa (Exclusive Payment Card of the Visa Triple Crown®)

VISA

☐ Check or Money Order (Please, No Currency)

Amount Enclosed $ ______ **(U.S.)**

Cardholder: ______

Card Account Number (Please list all numbers on card)

| | | | | | | | | | | | | | | | |

Month Year

☐☐ – ☐☐

Expiration Date

______

Customer Signature

Nominate online at www.visatriplecrown.com

Make checks payable to: Triple Crown Productions®. Please return original form with payment. Make copy of form (front and back) for your file.

Send to: Triple Crown Productions, LLC® • 700 Central Avenue • Louisville, KY 40208 • Phone (502)636-4405 • Fax (502)638-3894

NOMINATION FEE & DEADLINE

POSTMARKED BY JANUARY 17, 2004 - $600

FROM JANUARY 18 THROUGH MARCH 27, 2004 - $6,000



NOMINATION RECEIVED BY: ______ OFFICIAL USE ON

Nomination

1st CLOSING JANUARY 17 - $600
2nd CLOSING MARCH 27 - $6,000



Nominate Online www.visatriplecrown.com

THE VISA TRIPLE CROWN®
FIRST DEADLINE - JANUARY 17, 2004 - $600
SECOND CLOSING - MARCH 27, 2004 - $6,000

Nominations to each and all of the Triple Crown® races, The Kentucky Derby®, The Preakness Stakes® and The Belmont Stakes® (the "Races") may be made by payment of a single nomination fee to Triple Crown Productions, LLC® as agent for Churchill Downs® Incorporated, The Maryland Jockey Club of Baltimore City, Inc. and The New York Racing Association Inc.® (the "Association"or "Associations" as the case may be). The nomination fee for nominations postmarked, by facsimile or hand delivered by January 17, 2004, is $600 and for nominations postmarked, by facsimile or hand delivered from January 18 through March 27, 2004, is $6,000. Horses nominated on or before March 27, 2004, shall be considered original nominees ("Original Nominees").

At any time prior to the Closing for The Kentucky Derby®, as defined below, additional nominations to all three Races may be made and the nominee will be eligible for the Visa Triple Crown Challenge® Bonus upon payment of a supplementary fee of $150,000 to Churchill Downs® Incorporated. Following the running of The Kentucky Derby® , horses may be nominated at any time prior to Closing for The Preakness Stakes® or The Belmont Stakes® (time of Closing being defined below) but will not be eligible for the Visa Triple Crown Challenge® Bonus. The supplementary fee payable for such nomination shall be $100,000 payable to The Maryland Jockey Club of Baltimore City, Inc. for supplemental nomination to The Preakness Stakes® and The Belmont Stakes® or $100,000 payable to The New York Racing Association Inc®. for supplemental nomination to The Belmont Stakes® only. All supplemental fees will be included in the purse distribution for the Race run by the Association to which the supplemental nomination is paid, unless otherwise specified in the specific Race rules below. The ability of horses nominated by payment of the foregoing supplementary fees ("Supplemental Nominees") to enter any Race will be determined in accordance with the conditions of that Race. All nominees, original, supplemental or otherwise, will be required to pay entry and starting fees for the Race or Races in which they participate before they may start. Triple Crown Productions, LLC® will pay a bonus of $5,000,000 to the owner of any horse that is declared the official winner of all the Races in 2004 to be divided equally in the event of a dead heat between the same horses in all Races. The bonus will be paid in accordance with the official rules of the Visa Triple Crown Challenge® Bonus which are incorporated herein by reference.

130th running of
THE KENTUCKY DERBY®
$1,000,000 GUARANTEED MINIMUM GROSS (GRADE I)
To Be Run Saturday, May 1, 2004
One Mile and a Quarter

For three-year olds, with an entry fee of $15,000 each and a starting fee of $15,000 each. Supplemental nominations may be made upon payment of $150,000 and in accordance with the rules set forth. All fees, including supplemental nominations, in excess of $500,000 in the aggregate shall be paid to the winner. Churchill Downs® Incorporated shall guarantee a minimum gross purse of $1,000,000 (the "Guaranteed Purse"). The winner shall receive $700,000, second place shall receive $170,000, third place shall receive $85,000 and fourth place shall receive $45,000 from the Guaranteed Purse (the Guaranteed Purse to each place to be divided equally in the event of a dead heat). Starters shall be named through the entry box on Wednesday, April 28, 2004, at 10:00 am Eastern Daylight Time (the "Closing"). The maximum number of starters shall be limited to twenty (20). Colts and Geldings shall each carry a weight of one hundred twenty six (126) pounds; Fillies shall each carry one hundred twenty one (121) pounds.

Supplemental Nominees will be allowed to enter but will not have preference over any Original Nominee and will not be allowed to start the Race if the maximum number of starters has otherwise been reached by Original Nominees prior to the Closing. If the number of nominees exceeds the number of available starting positions at the Closing, these conditions shall be applied to determine which nominees will be allowed to start. In the event that more than twenty (20) entries pass through the entry box at the Closing, the starters shall be determined at the Closing from Original Nominees first, then Supplemental Nominees if starting positions are still available with preference given to those horses that have accumulated the highest earnings in the Graded Stakes races, including all monies actually paid for performance in such Graded Stakes ... For purposes of this preference, the graded status of each race shall be the graded status assigned to the race by the International Cataloguing Standards Committee in Part I of the International Cataloguing Standards as published by The Jockey Club Information Systems, Incorporated each year. Should additional starters be needed to bring the field to twenty (20), the remaining starters shall be determined at the Closing with preference given to those horses that have accumulated the highest earnings in Non-Restricted Sweepstakes. For purposes of this preference, a "Non-Restricted Sweepstakes" shall mean those Sweepstakes whose conditions contain no restrictions other that that of age or sex. In the case of ties resulting from preferences or otherwise, the additional starter(s) shall be determined by lot. Any horse excluded from running because of the aforementioned preference(s) shall be refunded the $15,000 entry fee and the $150,000 supplemental fee, if applicable. An "also-eligible" list will not be maintained and in no event will starters be added or allowed to run in the Race which are not determined to be starters at the Closing. Post position shall be determined as follows: A nontransferable lot number shall be drawn for each horse named as a starter at the Closing. The lot number drawn for each starter shall determine the numerical order for selection of post position. Selection of post position shall be made by each owner of a horse (or, if more than one, the owners collectively) or the authorized agent of the horse's owner(s). Horses having common ties through ownership or training shall each be treated separately for purposes of selecting post position. Detailed rules governing the post position draw process are available from the Racing Secretary's office and will be distributed prior to the Closing. These rules shall control. The owner of the winner of the Race shall receive a gold trophy.

129th running of
THE PREAKNESS STAKES®
$1,000,000 GUARANTEED (GRADE I)
To be run Saturday, May 15, 2004
One Mile and Three-Sixteenths

For three-year-olds, $10,000 to pass the entry box, starters to pay $10,000 additional. Supplemental nominations may be made in accordance with the rules, upon payment of $100,000, 65% of the purse to the winner, 20% to second, 10% to third and 5% to fourth. Weight 126 pounds for Colts and Geldings, 121 pounds for Fillies. Starters to be named through the entry box on Wednesday, May 12, 2004, three days before the race by the usual time of closing (the "Closing"). The Preakness field will be limited to fourteen (14) entries and shall be determined on the Wednesday immediately preceding the day of the race. In the event that more than fourteen (14) horses are properly nominated and pass through the entry box by the usual time of Closing, the starters will be determined at the Closing with the first seven (7) horses given preference by accumulating the highest earnings in Graded Stakes (lifetime), for purposes of this preference, the graded status of each race shall be the graded status assigned to the race by the International Cataloguing Standards Committee in Part 1 of the International Cataloguing Standards as published by the Jockey Club Information Systems, Incorporated each year. The next four (4) starters will be determined by accumulating the highest earnings (lifetime) in all non-restricted stakes. "Non-restricted Sweepstakes" shall mean those sweepstakes whose conditions contain no restrictions other than that of age or sex. The remaining three (3) starters shall be determined by accumulating the highest earnings (lifetime) in all races. Should this preference produce any ties, the additional starter(s) shall be determined by lot. In application of the above described rule, each horse will be separately considered without regard to identity of its owner. If the rules described in this paragraph result in the exclusion of any horse, the $10,000 entry fee previously paid will be refunded to the owner of said horse. The above conditions notwithstanding, no horse which earns purse money in The Kentucky Derby® shall be denied the opportunity to enter and start in The Preakness Stakes®. Post position shall be determined as follows: A nontransferable lot number shall be drawn for each horse named as a starter at the Closing. The lot number drawn for each starter shall determine the numerical order for selection of post position. Selection of post position shall be made by each owner of a horse (or, if more that one, the owners collectively) or the authorized agent of the horse's owner(s). Horses having common ties through ownership or training shall each be treated separately for purposes of selecting post position. Detailed rules governing the post position draw process are available from the Racing Secretary's office and will be distributed prior to the Closing. These rules shall control. A replica of the Woodlawn Vase will be presented to the winning owner to remain his or her personal property.

136th running of
THE BELMONT STAKES®
$1,000,000 (GRADE I)
To be run Saturday, June 5, 2004
One Mile and a Half

For three-year olds, by subscription of $600 each, to accompany the nomination, if made on or before January 17, 2004, or $6,000, if made on or before March 27, 2004, $10,000 to pass the entry box and $10,000 additional, to start. At any time prior to the closing time of entries, horses may be nominated to The Belmont Stakes® upon payment of a supplementary fee of $100,000 to The New York Racing Association Inc.®

All entrants, supplemental or otherwise, will be required to pay entry and starting fees. The Purse to be divided 60% to the winner, 20% to second, 11% to third, 6% to fourth and 3% to fifth. Colts and Geldings, 126 lbs. Fillies, 121 lbs. Starters to be named at the closing time of entries. The Belmont field will be limited to sixteen (16) starters. In the event more than 16 entries pass through the entry box at the closing, the starters will be determined at the closing with the first eight (8) starters given preference by accumulating the highest earning in Graded Sweepstakes at a mile or over. For purposes of this preference, the graded status of each race shall be the Grade assigned by the International Cataloguing Standards Committee in Part 1 of The International Cataloguing Standards as published annually by The Jockey Club Information Systems, Incorporated. The next five (5) starters will be determined by accumulating the highest earning in all non-restricted sweepstakes. "Non-restricted sweepstakes" shall mean those sweepstakes whose conditions contain non-restrictions other than age or sex. The remaining three (3) starters shall be determined by accumulating the highest earnings in all races. Should this preference produce any ties, the additional starter(s) shall be determined by lot. If the rules described result in the exclusion of any horse, the $10,000 entry fee will be refunded to the owner of said horse. The above conditions notwithstanding, any horse, which earns purse money in either The Kentucky Derby® or The Preakness Stakes® shall be included in the initial eight (8) starters of The Belmont Stakes®. The winning owner will be presented with the August Belmont Memorial Cup, to be retained for one year, as well as a trophy for permanent possession and trophies to the winning trainer and jockey.

Make checks payable to: Triple Crown Productions®.
Triple Crown Productions® also proudly accepts VISA.
Send to: Triple Crown Productions, LLC® • 700 Central Avenue • Louisville, KY 40208 • Phone (502)636-4405 • Fax (502)638-3894

Nomination
1st CLOSING JANUARY 17 - $600
2nd CLOSING MARCH 27 - $6,000



Nominate Online www.visatriplecrown.com

VISA TRIPLE CROWN® 2004 CONDITIONS

1. General.

Entries to the Races are received only upon the condition that the Applicant will comply with the rules and regulations governing Thoroughbred horse races adopted by the state where each Race is run and the rules and regulations of each Association and will comply with and abide by any decision of the state racing officials and/or the officers of the Association regarding the interpretation and application of such rules and regulations. To the extent of any inconsistency between these conditions and the rules and regulations of the state regulatory agency in the state in which a Race is run, such rules and regulations shall control in that state for the Race and those conditions shall be deemed modified to the extent of such inconsistancy. The Applicant consents and agrees to all provisions of each Association's current application, entry form, condition book, conditions and/or other application or agreement regarding the use of stall space as any of them may be revised before bringing any horse upon the respective Association's grounds (collectively, the "Stall Agreement"), the terms of which are specifically incorporated herein by reference, and upon request shall execute all such applications and/or agreements before bringing any horse upon the respective Association's grounds. In the event of a conflict between these conditions and an Association's Stall Agreement, the provisions of the Association's Stall Agreement shall govern.

In making this application to participate in Thoroughbred racing, it is understood that an investigative report may be requested whereby information is obtained through personal interviews with third parties. The request may include information as to the Applicant's character, general reputation, personal characteristics, mode of living or such other information as may be relevant to the Applicant's integrity as a racing participant. The Applicant shall have the right to make a written request to an Association within a reasonable period of time for a complete and accurate disclosure of additional information concerning the nature and scope of the investigation.

Each Association reserves the right to start all Races with or without a stall gate starting machine. Each Association reserves the right to cancel any Race, without notice, at any time prior to the actual running thereof, without liability, except for the return by the canceling Association of fees as described herein.

In the event of cancellation of a Race or the revocation of, or refusal to accept an Applicant's nomination, entry or stall application, or denial of the right to start a Race, the Association taking such action shall return to the Applicant all entry, starting and supplemental fees received by the Association and one-third (1/3) of the nomination fee paid by the Applicant and shall have no further liability to the Applicant as a result of such action.

Each Association reserves the right to make all decisions regarding preferences and conditions with regard to its respective Race and its decision shall be final.

Each Association reserves the right, in its sole and absolute discretion, to refuse, cancel or revoke any nomination or entry, stall application or Stall Agreement or the transfer thereof and reserves the right to deny the right to start in a Race, without notice to the Applicant and for any reason, including but not limited to, the Applicant's failure to fully perform or abide by all provisions and conditions hereof.

The Applicant hereby consents to and agrees that in the event any litigation is instituted which involves Churchill Downs Incorporated® or Triple Crown Productions, LLC®, the Applicant is subject to jurisdiction and venue in the courts of Jefferson County, Kentucky, and in the Federal Courts of the Western District of Kentucky. In the event any litigation is instituted which involves The Maryland Jockey Club of Baltimore City, Inc., the Applicant hereby consents to and agrees that the Applicant is subject to jurisdiction and venue in the Circuit Court for Baltimore City, and in the Federal Courts for the District of Maryland. In the event litigation is instituted which involves The New York Racing Association Inc.®, the Applicant hereby consents to and agrees that the Applicant is subject to jurisdiction and venue in the Supreme Court of New York, County of Nassau, and the Federal Courts for the Eastern District of New York.

Triple Crown Productions, LLC® reserves the right, in its sole and absolute discretion, to accept nominations without timely payment of required nomination fees or receipt of an executed nomination form. Facsimile nomination forms must be followed by timely payment of all nomination fees and subsequent delivery of an originally executed nomination form. The inclusion by Triple Crown Productions, LLC® of a horse's name in the publicly released list of nominees to the Races shall constitute prima facie evidence of the Applicant's nomination and liability for nomination fees. The Applicant shall be responsible for payment of all fees including, without limitation, the nomination fee. The Applicant is liable to and shall reimburse Triple Crown Productions, LLC ® for any costs, damages or expenses incurred by it, including reasonable attorneys' fees, in collecting any unpaid nomination or other fees.

In The Kentucky Derby® and The Preakness Stakes®, post position shall be determined as follows: A nontransferable lot number shall be drawn for each horse named as a starter at the Closing. The lot number drawn for each starter shall determine the numerical order for selection of post position. Selection of post position shall be made by each owner of a horse (or, if more than one, the owners collectively) or the authorized agent of the horse's owner(s). Horses having common ties through ownership or training shall each be treated separately for purposes of selecting post position. Detailed rules governing the post position draw process are available from the Racing Secretary's office and will be distributed prior to the Closing. These rules shall control.

2. Release and Indemnification.

In consideration of the Applicant's admission to each Association's facility, the Applicant hereby releases the Association from all claims for loss or damage of, or injury to, or death of any persons or property (including horses as well as loss of use of property) sustained by the Applicant and/or its invitees and/or the property owned or under the control of the Applicant located at the Association's facilities. The Applicant recognizes the risks of its activities to be undertaken at the Association's facilities and it has inspected and is familiar with each Association's facilities and does voluntarily and fully assume all risk of loss, injury, damage, death or destruction to any person or property. This release and assumption of risk provision shall not be effective as to any cause of loss attributable to any intentional, willful, gross, or reckless conduct of the Association.

The Applicant further agrees to protect, indemnify and hold harmless the Association (or if indemnification is not available, to contribute to the Association's losses) from and against any loss, damage, claims or expenses (including reasonable attorneys' and other fees), arising directly or indirectly from any acts or omissions of the Applicant, or any of the Applicant's horses, or any agent, employee or invitee of the Applicant, arising out of or in connection with the Applicant's activities at the Association's facilities.

The foregoing release and indemnification provisions shall be construed in a manner consistent with the limitations set forth herein to be as broad and inclusive as permitted by the laws of the Association's jurisdiction and shall be binding upon the Applicant, its successors and/or assignees. The maintenance by the Association of insurance relating to the claims, released and/or indemnified hereby shall not affect the terms or interpretation of this Agreement and the Applicant agrees that any and all insurers of the Applicant, whether insurers of property, personal injury or any other loss, if their insurance policies do not already so provide, agree that they waive and will not exercise any rights of subrogation in the event of loss of or damage to the subject property, as well as the loss of use thereof, except that any waiver of subrogation will not be effective where such waiver will result in such liability policy becoming null and void. For purposes of this Agreement, the Association shall mean and include the Association and its officers, directors, trustees, agents, employees, contractors, servants and licensees.

Responsibility for the maintenance of general liability and horse mortality insurance to cover the risks outlined above rests with the Applicant. Consultation with a competent insurance advisor is strongly recommended. Failure to maintain adequate insurance may subject the Applicant to the risks outlined above.

3. Reservation of Rights.

As the organizer, host and sponsor of Thoroughbred horse races, each Association hereby reserves unto itself, its agents, assigns and licensees and the Applicant hereby assigns to the Association all interest it may have in the Host Rights, as herein defined. The Host Rights shall mean the sole and exclusive right to: (a) produce, exhibit, sell, license, transfer or transmit in any manner still or motion pictures, radio and television broadcasts, interactive computer including Internet, or any other media transmission, now known or hereafter developed, of all events which occur on the Association's property, including without limitation, all activities occurring before, during and after Thoroughbred horse races; (b) utilize the race and the results thereof, all for any purpose or use as the Association shall determine; (c) limit, prohibit or regulate the display of any commercial advertising symbols, or other identification, other than an Applicant's registered silks, in connection with any race or related activities; and (d) develop, produce and sell, by or through any licensee, goods using the Applicant's name or likeness, the name or likeness of any horse owned by the Applicant brought onto the Association's grounds, or any other identifying feature, silks, trademark or copyrighted material which is used in connection with the race. The submission of a nomination or making of an entry in any race shall mean that the Applicant consents to the above reservation of the Host Rights and consents to be photographed or to otherwise be a subject of still or moving pictures, radio or television programs, without remuneration except for contributions to horsemen's purses from wagering on the races as established by contract or legislation. The Applicant agrees that he has not and will not execute any documents or take any other action, which purports to assign or otherwise transfer any interest in the Host Rights or assert any claim, demand or cause of action against the Association which is inconsistent with the full and exclusive exercise by the Association of its Host Rights.

4. Bonus.

Triple Crown Productions, LLC® will pay a bonus of $5,000,000 to the owner of any horse that is declared the official winner of all of the Races in 2004. The obligation to pay will be determined in accordance with the official rules of the Visa Triple Crown Challenge® Bonus, which are incorporated herein by reference. These rules shall control.

5. Definition of Applicant.

As used herein, "Applicant" shall mean and include the nominating owner(s) and the owner's agents, trainers and jockeys and their agents, heirs, representatives, successors, next of kin and assigns; provided, however, that the rights and benefits of the Applicant under this Agreement are personal and no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer. The Applicant covenants that all of the above persons have agreed to the foregoing conditions and further agrees that it will deliver their written consent and agreement to such conditions upon request of the Association. The Applicant shall indemnify and hold the Association harmless from and against any claim or cause of action (including any expense incurred in connection therewith, including reasonable attorneys' and other fees) that may be asserted by or on behalf of any person which is inconsistent with the release and indemnification provisions set forth in the foregoing paragraph.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Churchill Downs Incorporated
Incoming letter dated January 23, 2004

The proposal seeks to impose a 10-year ban upon any and all Japanese horse owners attempting to enter their horse in a Churchill Downs Incorporated facility for a Kentucky Derby/Triple Crown race event.

There appears to be some basis for your view that Churchill Downs may exclude the proposal under rule 14a-8(i)(2). Accordingly, we will not recommend enforcement action to the Commission if Churchill Downs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Churchill Downs relies.

Sincerely,

Anne Nguyen
Attorney-Advisor